

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

2 October 2007

07027360

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re :   Exemption No. 82-3342
        Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy each of the General Announcement dated 27 September 2007, 28 September 2007 and 1 October 2007, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay -   The Bank of New York
                          ADR Department
                          101 Barclay St., 22nd Floor
                          New York
                          NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 2162 2155, 2161 3166   Fax: (603) 2162 3448



Submitting Merchant Bank (if applicable)	:
Submitting Secretarial Firm Name (if applicable)	:
* Company name	: **Lion Industries Corporation Berhad**
* Stock name	: **LIONIND**
* Stock code	: **4235**
* Contact person	: **Wong Phooi Lin**
* Designation	: **Secretary**

* Type   : ● Announcement ○ Reply to query

* Subject :
Dealings in Securities by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Date of Exercise pursuant to Executive Share Option Scheme	Exercise Price per Share (RM)	Number of Shares Subscribed	% of Issued Share Capital
Wong Fook Hong	21.09.2007	1.33	18,000	Negligible

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

2 7 SEP 2007



Form Version 2.0
General Announcement
Ownership transfer to LION INDUSTRIES CORPORATION on 28/09/2007 06:12:29 PM
Reference No LI-070928-81083

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type   : ● Announcement ○ Reply to query

* Subject :
Dealings in Securities by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 and Table 2 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1 - Exercise of Options pursuant to Executive Share Option Scheme ("ESOS")

Name of Principal Officers	Date of Exercise pursuant to ESOS	Exercise Price per Share (RM)	Number of Shares Subscribed	% of Issued Share Capital
Ramli bin Elias	18.09.2007	1.33	8,000	Negligible
Tai Yew Weng	20.09.2007	1.33	20,000	Negligible

Table 2 - Disposal of Shares

Name of Principal Officer	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Goh Geok Poey	27.09.2007	1.95	10,000	Negligible

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LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

2 8 SEP 2007



Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type   : ● Announcement ○ Reply to query

* Subject :
Dealings in Securities by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officers	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Lee Wee Leng	27.09.2007	1.95	5,000	Negligible
	01.10.2007	2.01	5,000	Negligible
Loke Shu Sun	01.10.2007	2.02	12,600	Negligible
Yasmin Weili Tan Binti Abdullah	01.10.2007	2.10	3,000	Negligible

LION INDUSTRIES CORPORATION BERHAD (415-D)

....
Secretary

- 1 OCT 2007

END

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